

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

XuYe Wu
Chief Executive Officer
Quality Online Education Group Inc.
#306- 650 Highway 7 East Richmond Hill
ONT L4B2N7, Canada

> **Re: Quality Online Education Group Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 22, 2021**
> **File No. 024-11644**

Dear Mr. Wu:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed on November 22, 2021

Cover Page

1. Refer to comment 5. Please revise your cover page to include a succinct description of how cash is or will be transferred throughout the organization. For example, explain how you intend to provide sufficient capital to your China-based subsidiary to cover expenses. In addition, include a clear statement as to whether any transfers, dividends or distributions have been made to date.

2. We note your revisions in response to prior comment 1. Please elaborate upon your statement that "[t]here are specific risks related to having operations in China that the Company has been organized to avoid." Also, your statement that your business relies

upon the direct selling model, not an online platform, does not explain how you can "avoid oversight by the Chinese government." Reconcile this disclosure with your disclosure elsewhere in your offering circular, such as under Regulation, where you acknowledge that your students are mostly in China and you must follow a legal regime created and made by PRC lawmakers.

Summary, page 1

3. We re-issue comment 2, as we are unable to locate a summary of the risks in the forepart of the offering circular that summarizes the risks you discuss in greater detail starting on page 20.

4. We note your disclosure in response to comment 3. We reissue our comment in part. We note your revisions and response to our comments that a majority of your operations are not in China, however, you have not disclosed to what extent you are dependent upon revenues from customers in China. If a majority of your revenues are derived from customers in China, revise to describe the significant regulatory, liquidity, and enforcement risks of doing business in China with cross-references to the more detailed discussion of these risks in the offering circular. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

5. We note your revised disclosure in response to comment 4 and reissue the comment in part. Please address what the consequences may be if it is later found that permission had been required and had not been obtained.

Risk Factors, page 22

6. We note your revised disclosure in response to comment 8. We reissue this comment in part. In the event you are subject to oversight by the CAC, please explain to what extent you believe that you are or would be compliant with the regulations or policies that have been issued by the CAC to date and, if not compliant, the penalties or ramifications for noncompliance. We note your statements elsewhere that you rely upon a third party to deliver all lessons to your students and the third-party is responsible for compliance with CAC regulations. Tell us the basis for this conclusion.

<u>General</u>

7.   Please update your offering circular to reflect the most recent audited financial statements, consistent with Part F/S of Form 1-A.

     Please contact Janice Adeloye at 202-551-3034 or Mara Ransom at 202-551-3264 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc: Matthew McMurdo, Esq.